Exhibit 99.20

GOLDMINING INC.

(the "Company")

Annual General Meeting May 21, 2020

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general and special meeting of the Company held on May 21, 2020 (the "Meeting") and the outcome of such votes.

Description of Matter	Votes by Ballot

1.    Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:

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a. Amir Adnani b. Garnet Dawson c. David Kong d. Gloria Ballesta e. Hon. Herb Dhaliwal f. Mario Bernardo Garnero

2.   PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company's auditor for the ensuing year and the Company's board of directors was authorized to fix the remuneration to be paid to the auditor.

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Date: May 21, 2020